1290 AVENUE OF THE AMERICAS NEW YORK NEW YORK 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SAN DIEGO, WASHINGTON, D.C.

NORTHERN VIRGINIA, DENVER,

SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BRUSSELS,

BEIJING, SHANGHAI, HONG KONG

February 21, 2012	Writer’s Direct Contact 212.468.8053 jbaris@mofo.com

Karen Rossotto

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               The Victory Portfolios
File Nos. 33-8982, 811-4852

Dear Ms. Rossotto:

We expect that our client, The Victory Portfolios (the “Registrant”), will file with the Securities and Exchange Commission (the “Commission”) on or about February 22, 2012 Post-Effective Amendment No. 98 pursuant to Rule 485(b) under the Securities Act of 1933 (the “Securities Act”) and Post-Effective Amendment No. 99 under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”).  The Amendment will incorporate the responses below to the comments transmitted by the Staff to us on February 2, 2012, February 8, 2012 and February 10, 2012 with respect to Post-Effective Amendment No. 97 under the Securities Act and No. 98 under the 1940 Act, filed with the Commission on December 22, 2011.

Below, we identify in bold the Staff’s comment and note in regular type our response.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Amendment.

1.                                      On p. 1 of the Fixed Income Funds prospectus, in the first sentence under the section “Fund Fees and Expenses,” please replace the words “invest in” with the words “buy and hold.”

The Registrant has made the requested replacement in the Fixed Income Funds prospectus and the other prospectuses contained in the Amendment.

2.                                      On p. 1 of the Fixed Income Funds prospectus, in the table under the section “Fund Fees and Expenses,” the parenthetical for “Other Expenses” states that the expenses include “a shareholder servicing fee of 0.25% applicable to Class A shares.”  Is the shareholder servicing fee subject to Rule 12b-1?  If so, should it be included in the previous row for “Distribution (12b-1) Fees”?

Ms. Karen Rossotto

February 21, 2012

Page Two

The shareholder servicing fee of 0.25% applicable to Class A shares is not subject to Rule 12b-1.  As a result, it is not included in the previous row for “Distribution (12b-1) Fees.”

3.                                      On p. 1 of the Fixed Income Funds prospectus, in the table under the section “Fund Fees and Expenses,” footnote 1 refers to an expense limit expiring February 28, 2012.  Please refer to an expiration date that expires no earlier than one year from the date of the Amendment.

The Registrant has updated all references to expense limits so that the related expiration dates expire no earlier than February 28, 2013.

4.                                      The second paragraph on p. 3 of the Fixed Income Funds prospectus refers to the Core Bond Index Fund portfolio’s and the Index’s “total investment characteristics.”  Please identify these characteristics, in particular, (1) the dollar-weighted average maturity for the portfolio and the Index as of a recent date; and (2) the average credit quality of the portfolio and the Index as of a recent date.

The Registrant has added the requested disclosure regarding the portfolio and the Index’s characteristics as of December 31, 2011, and a qualification that the averages fluctuate over time.  The Registrant added this disclosure in both the Core Bond Index Fund prospectus and the Balanced Fund prospectus.

5.                                      On p. 3 of the Fixed Income Funds prospectus, in the seventh bullet point under the section “Principal Risks,” a risk related to mortgage-related securities is identified as a principal risk.  However, mortgage-related securities are not identified in the “Principal Investment Strategies” section.  Are mortgage-related securities part of the Core Bond Index Fund’s principal investment strategies?  If so, please disclose.  If not, consider deleting the related principal risk.  Same comment regarding the principal risk related to U.S. government agencies or instrumentalities.

The Core Bond Index Fund’s principal investment strategy is to replicate, as closely as possible, the performance of the Barclays Capital US Aggregate Bond Index, rather than to invest in mortgage-related or government securities or other categories of securities.  Because the Index is comprised in part of mortgage-related and government securities, risks related to these securities are embedded in the Fund’s strategy of replicating the index and they constitute a principal risk of the Fund.  The Registrant has added disclosure on p. 3 of the Fixed Income Funds prospectus in the section “Principal Investment Strategies” of the Core Bond Index Fund describing the composition of the Index, including mortgage-backed and government bonds.  The

Ms. Karen Rossotto

February 21, 2012

Page Three

Registrant has also made conforming changes to the prospectus for the Balanced Fund.

6.                                      On p. 9 of the Fixed Income Funds prospectus, the Principal Investment Strategies of the Fund for Income include investments in “obligations issued or guaranteed by the U.S. government or by its agencies or instrumentalities with a dollar-weighted average maturity normally less than five years.”  Please insert the related principal risk from p. 3 of the Core Bond Index Fund’s Principal Risks in the Fund for Income’s Principal Risks section.

The Registrant has added the requested risk factor in the “Principal Risks” of the Fund for Income.

7.                                      On p. 10 of the Fixed Income Funds prospectus and p. 4 of the International Funds prospectus, at the end of the sentence that states “Past performance information is not presented for Class Y shares as the share class is new,” please specify that the Class Y shares are new “as of the date of this prospectus.”

The Registrant has added the requested disclosure in the Fixed Income Funds prospectus and the prospectuses of all Funds which are issuing Class Y shares.

8.                                      On p. 13 of the Fixed Income Funds prospectus, at the beginning of the section “Principal Investment Strategy of the Core Bond Index Fund,” please specify certain securities that comprise the Barclays Capital US Aggregate Bond Index, such as those cited in the first paragraph of p. 14 (e.g., “investment-grade government, corporate, mortgage-, commercial mortgage- and asset-backed bonds that are denominated in U.S. dollars and have maturities longer than one year.”)

The Registrant has specified that the securities include “investment-grade government, corporate, mortgage-, commercial mortgage-, and asset-backed bonds that are denominated in U.S. dollars and have maturities longer than one year.”

9.                                      After the last sentence of p. 21 of the Fixed Income Funds prospectus, please specify that information regarding sales charges is also included in the Funds’ SAI.

The Registrant has added the requested disclosure in the Fixed Income Funds prospectus and the other prospectuses contained in the Amendment.

10.                               In the section “Calculation of Sales Charges for Class A Shares” on p. 27 of the Fixed Income Funds prospectus, please state pursuant to Item 12(a)(5) of Form N-1A whether the Fund makes available free of charge, on or through the Fund’s website at a

Ms. Karen Rossotto

February 21, 2012

Page Four

specified internet address, the information required by paragraphs (a)(1) through (a)(4) of Item 12 and Item 23(a).

The Registrant has added the requested disclosure in the Fixed Income Funds prospectus and the other prospectuses contained in the Amendment.

11.                               P. 53 of the Fixed Income Funds prospectus states: “We may make exceptions to the “short-term transaction” policy for certain types of transactions if, in the opinion of the Adviser, the transactions do not represent short-term or excessive trading or are not abusive or harmful to the Funds, such as, but not limited to, systematic transactions, required minimum retirement distributions, transactions initiated by the Fund or administrator and transactions by certain qualified funds-of-funds.”  To the extent applicable, please qualify the opinion of the Adviser, “under oversight of the Board” or “under Board review.”

The Registrant has qualified the disclosure to specify that the Funds’ policies with respect to short-term transactions are “under oversight of the Board.”

12.                               On p. 54 of the Fixed Income Funds prospectus and of the Hybrid Funds prospectus and any other applicable prospectuses, under the section “Portfolio Holdings Disclosure,” pursuant to Item 9(d) of Form N-1A, please state that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available (i) in the Fund’s SAI; and (ii) on the Fund’s website, if applicable.

The Registrant has added the requested disclosure in the Fixed Income Funds prospectus and the other prospectuses contained in the Amendment.

13.                               On p. 1 of the Hybrid Funds prospectus and other prospectuses, footnote 1 refers to “total annual operating expenses (excluding certain items).”  Please specify some of the excluded items.

The Registrant has added disclosure to cite the following excluded items: “interest, taxes and brokerage commissions.”

14.                               On p. 3 of the Hybrid Funds prospectus, in the ninth bullet point under the section “Principal Risks,” a risk related to U.S. government agency or instrumentality defaults is identified as a principal risk.  However, related securities are not identified in the “Principal Investment Strategies” section.  Are such investments part of the Balanced Fund’s principal investment strategies?  If so, please disclose.  If not, consider deleting the related principal risk.  Same comment regarding the principal risk related to foreign markets.

Ms. Karen Rossotto

February 21, 2012

Page Five

The Balanced Fund’s principal investment strategy includes investing at least 25% of its total assets in securities designed to replicate, as closely as possible, the performance of the Barclays Capital US Aggregate Bond Index, rather than to invest in government securities or other categories of securities.  Because the Index is comprised in part of government securities, risks related to these securities are embedded in the Fund’s strategy of replicating the index and they constitute a principal risk of the Fund.  The Registrant has added disclosure on p. 3 of the Hybrid Funds prospectus in the section “Principal Investment Strategies” of the Fund describing the composition of the Index, including government bonds.

As foreign markets risk is not a principal risk of the Balanced Fund, the Registrant has deleted the related disclosure from the “Principal Risks” section of the Fund on p.3.

15.                               On p. 9 of the Equity Funds prospectus, under the third bullet point of the section “Principal Risks,” please expand the description of the principal risk related to derivative instruments in terms of risk of loss.

The Registrant has expanded the description of the principal risk related to derivative instruments to note that the Fund’s use of derivatives may “increase tracking error or generate losses.”

16.                               On p. 27 of the Equity Funds prospectus, in the third paragraph of the section “Principal Investment Strategies” for the Small Company Opportunity Fund, please replace the first sentence with ““Small companies” are companies that have market capitalizations within the range of companies comprising the Russell 2000 Value Index as of the Index’s most recent reconstitution date.” Please make conforming changes in the fourth paragraph of the section “Principal Investment Strategies” for the Large Cap Growth Fund at p. 33.

While the Registrant understands the staff’s concerns, the Registrant respectfully disagrees with the staff’s comment.  The Registrant believes that the principal investment strategies of Small Company Opportunity Fund and Large Cap Growth Fund, as currently in effect, comply with Rule 35d-1 under the Investment Company Act of 1940, as amended.  The Registrant believes that the requested changes, if implemented, would create confusion among investors, be inconsistent with investor expectations, and generally operate to the disadvantage of investors.  Moreover, the Registrant believes that the requested changes would involve significant changes to the investment process and related operational and compliance systems, which would compound the disadvantage to investors.  The Registrant seeks further discussions with the staff to promptly resolve the staff’s concerns.

Ms. Karen Rossotto

February 21, 2012

Page Six

17.                               With respect to the risks listed in the table in the “Risk Factors” section on p. 43 of the Equity Funds prospectus, please confirm that they are all principal risks.  If they are not, please distinguish between principal and non-principal risks.

The Registrant confirms that the risks listed on p. 43 of the Equity Funds prospectus are principal risks of the Funds.

18.                               The last sentence on p. 83 of the Equity Funds prospectus states, “The Funds’ market timing policies and procedures may be modified or terminated at any time.”  Please specify at the end of the sentence, if applicable, the role of the Board in modifying or terminating the Funds’ market timing policies and procedures.

The Registrant has qualified the disclosure to specify that the Funds’ market timing policies and procedures may be modified or terminated at any time “under oversight of the Board.”

19.                               P. 17 of the Tax Exempt Fixed Income Funds prospectus includes “demand features,” or “puts,” as securities that the Funds may invest in.  However, there is no description of any risk related to put options in the pages that follow.  Please add disclosure of a corresponding risk in the Risk Factors section.

The Registrant has modified the description of “Demand Features, or “Puts”“ to clarify that they are features of securities that the Funds may invest in, as opposed to separate securities (such as put options).  As discussed with the Staff on February 8, 2012, the Funds may invest in putable bonds, which carry credit (or default) risk already described on pp. 3 and 19 of the prospectus.

20.                               On p. 23 of the Tax Exempt Fixed Income Funds prospectus, the last sentence of the section “The Investment Adviser” states, “A discussion of the Board’s considerations in approving the Advisory Agreement is included in the Funds’ semi-annual report.”  Please specify at the end of the sentence the period of the semi-annual report.

The Registrant has added disclosure in the Tax Exempt Fixed Income Funds prospectus and the other prospectuses contained in the Amendment, specifying that the semi-annual report referred to is for the period ended April 30, 2011.

21.                               The prospectus for the Diversified Stock Fund states in the second paragraph of p. 3, “The Adviser invests in both growth and value securities.”  Please replace the “Adviser” with the “Fund.”

The Registrant has made the requested replacement.

Ms. Karen Rossotto

February 21, 2012

Page Seven

22.                               On p. 2 of the prospectus for the institutional Money Market Funds, the third bullet point under the Federal Money Market Fund’s “Principal Investment Strategies” section refers to repurchase agreements.  Should a corresponding risk be included in the “Principal Risks” section below?  Same comment for the Institutional Money Market Fund on p. 6 of the same prospectus.

As requested by the Staff, the Registrant has added a principal risk factor related to repurchase agreements for the Federal Money Market Fund and the Institutional Money Market Fund.

23.                               On pp. 4 and 8 of the prospectus for the institutional Money Market Funds under the section “Purchase and Sale of Fund Shares,” please state that Fund shares are redeemable.

The Registrant has added disclosure that the Fund shares are redeemable, including information about how to make a redemption request and pricing for purchases and redemptions of Fund shares.

24.                               On p. 27 of the prospectus for the retail Money Market Funds, the section on the Funds’ “Investments” includes a description of “demand features, or ‘puts.’”  Please include disclosure of the corresponding derivatives risk for put options in the “Risk Factors” section that follows.

The Registrant has modified the description of “Demand Features, or “Puts”“ to clarify that they are features of securities that the Funds may invest in, as opposed to separate securities (such as put options).  As discussed with the Staff on February 8, 2012, the Funds may invest in putable bonds, which carry credit (or default) risk already described on p. 28 of the prospectus.

25.                               On p. 29 of the prospectus for the retail Money Market Funds, the section on the Funds’ “Risk Factors” includes a description of investment company risk.  If applicable, please include disclosure of the Funds’ investments in investment companies in the preceding “Investments” section.

The Registrant has added the requested disclosure on p. 27 of the prospectus for the retail Money Market Funds.

26.                               On p. 1 of the Global Equity Fund prospectus and the International Funds prospectus, please specify that the 2.00% redemption fee is charged only on shares redeemed before 30 days.

Ms. Karen Rossotto

February 21, 2012

Page Eight

The Registrant has added the requested disclosure that the 2.00% fee only applies to shares redeemed or exchanged within the first 30 days of their acquisition.

27.                               In footnote 2 of p. 1 of the Global Equity Fund prospectus, please note if anyone can terminate the fee waiver arrangement and under what circumstances.  If a party can terminate the fee waiver arrangement, please make conforming changes to the other prospectuses in which this footnote appears, including to footnote 2 of p.1 of the International Funds prospectus.

The relevant expense limitation agreement can only terminate upon termination of the Advisory Agreement.

28.                               On p. 3 of the Global Equity Fund prospectus, in the fifth bullet point under the section “Principal Risks,” a risk related to derivative instruments is identified as a principal risk.  However, derivatives instruments are not identified in the “Principal Investment Strategies” section.  Are such investments part of the Fund’s principal investment strategies?  If so, please disclose.  If not, consider deleting the related principal risk.

Derivative instruments are not part of the Global Equity Fund’s principal investment strategy.  The Registrant has deleted the related principal risk.

29.                               On p. 8 of the Global Equity Fund prospectus, in the section “Principal Investment Strategy of the Global Equity Fund,” please include the full name of the MSCI Index.

The Registrant has added the full name of the index, the “MSCI ACWI Index.”

30.                               In the “Risk Factors” section of the Global Equity Fund prospectus (pp. 10-13), please disclose risks associated with warrants and with forward currency contracts.

As warrants and forward currency contracts are not part of the Global Equity Fund’s principal investment strategies, the Registrant has removed references to warrants forward currency contracts in the “Principal Investment Strategies” section.

31.                               On pp. 3 and 9 of the International Funds prospectus, the section “Principal Investment Strategies” for the International and International Select Fund states that the Fund “may invest in derivatives for hedging and for risk management purposes, as well as to seek to enhance potential gain and as a substitute for purchasing securities.”  Please specify what types of derivatives are part of the Fund’s principal investment strategies.

Ms. Karen Rossotto

February 21, 2012

Page Nine

The Registrant has specified that the Funds may invest in derivatives such as futures and options contracts.

32.                               The second paragraph of the “Investment Performance” section on p. 10 of the International Funds prospectus refers to a “broad-based market index.”  Please disclose the full name of the index.

The Registrant has revised the disclosure to specifically refer to the MSCI ACWI ex-US Index.

33.                               The first sentence of the section “Fundamental Investment Policies and Limitations of the Funds” on p. 2 of the SAI states, “The following investment limitations are fundamental and may not be changed without the affirmative vote of the holders of a majority of the Fund’s outstanding shares.”  Please add “, as defined under the 1940 Act.”

The Registrant has inserted the requested language.

34.                               Section 7 (Concentration) on p. 3 of the SAI states, “None of the Funds may concentrate its investments in a particular industry, as that term is used in the 1940 Act…”  Please replace the second clause with “as the term “concentration” is used in the 1940 Act.”

The Registrant has made the requested replacement.

35.                               Section 8.1 (Illiquid Securities) on p. 3 of the SAI states that the adviser “determines whether a particular security is deemed to be liquid based on the trading markets for the specific security and other factors.”  Please specify that the Adviser makes this determination “under oversight of the Board,” to the extent applicable.

The Registrant has specified that the Adviser, under oversight of the Board, determines whether a particular security is deemed to be liquid.

36.                               On p. 85 of the SAI, the 2010 portfolio turnover for the Core Bond Index Fund is listed as 565%.  Please advise whether this high percentage reflects a calculation or typographical error.

The portfolio turnover of the Core Bond Index Fund was in fact 565% for the fiscal year ended October 31, 2010.  The portfolio turnover of the Fund for the fiscal year ended October 31, 2011 was 241%.

Ms. Karen Rossotto

February 21, 2012

Page Ten

37.                               The first sentence of the third paragraph on p. 105 of the SAI refers to an approval “by the holders of a majority of the outstanding shares of each series affected by the matter.”  Please specify that the majority is “as defined under the 1940 Act.”

The Registrant has added the requested disclosure.

We appreciate your time and attention to this Amendment.  Should you have any additional questions or concerns, please call me at 212-468-8053.

Sincerely,

/s/ Jay G. Baris

Jay G. Baris

cc:                                 Michael D. Policarpo, II, Victory Capital Management, Inc.

Christopher K. Dyer, Victory Capital Management, Inc.

Nathan J. Greene, Shearman & Sterling LLP
Robert E. Putney, III
Isabelle Sajous